THE CAVALIER GROUP

November 16, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	The Cavalier Group Registration Statement on Form SB-2 Filed on November 16, 2005 File Number 333-127016

We have reviewed your comment letter dated October 26, 2005, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A3 filing refer to the formal EDGAR filing (hard copy attached) – not to the black-line version.

Please note that the address on the fax copy of the letter from your office is incorrect. We request that mail be addressed to us at the address noted at the bottom of this page and on the first page of the registration statement.

Summary Information About the Cavalier Group

1.
We have revised the registration statement throughout to properly reflect that the August 31, 2005 financial statements are unaudited. In addition, in each instance where we have used the term “interim financial statements to August 31, 2005” (pages 31 and 48) we have inserted the word “unaudited” so that the clause now reads “interim unaudited financial statements to August 31, 2005” to ensure that we do not mislead or confuse the reader.

Dilution of the price You Pay for Your Shares

2.
We have changed the term “eight arms-length individuals” to “eight individuals and have inserted a paragraph (number three) with the relationships between Mr. Williams and the placees as outlined in our September 16, 2005 response letter as follows:

“All placees to the private placement are either business associates, friends or in the case of Mrs. Cooper and Mrs. Williams, family of Mr. Williams; otherwise there is no

5728 – 125A Street, Surrey, B.C. V3X 3G8 Canada
Phone: (604) 597-0028 Fax: (604) 590-3123 e-mail: cavaliergroup@gmail.com

Ms. Pamela A. Long	2.
Securities & Exchange Commission
November 16, 2005

affiliation between Mr. Williams and any other shareholder to the private placement. Brian Doutaz is classed as a sophisticated investor; the balance are not. Mr. Williams and Mr. Doutaz are business associates and have been such for over 10 years. There are no other relationships between the two. They do not act in concert in any way, shape or form in their holding of securities and each maintains his own account and broker-dealer relationship(s). Mr. Williams identified all the purchasers and personally contacted each. All were provided with an Offering Memorandum in accordance with the rules of the B.C. Securities Commission which has received a copy of the Memorandum and a formal filing on the issue.

3.
We have amended the registration statement to reflect the correct NTBV as including the deferred offering costs ($14,077) and have revised the Dilution Table and each occurrence of references to dilution throughout the section.

Plan of Distribution

4.
We have altered the Plan of Distribution section to indicate that Mr. Williams will not participate in the offering. We have also amended the registration statement to indicate that Mr. Roy D. West has become a director of Cavalier and that he and he alone will be the sole person to conduct the offering and that he qualifies to make the offering under the Rule 3a4-1 exemption. We have also amended the registration statement as necessary to add Mr. West and his background to the document and to define his responsibilities and the time he will spend on the affairs of Cavalier.

August 31, 2005 Financial Statements

Note 1: Basis of Presentation Page F-15

5.
The Notes to the August 31, 2005 interim unaudited financial statements have been revised to delete the reference to the filing of a 10-KSB in Note 1 as Cavalier has not filed a 10-KSB. The note has been changed to reflect the fact that they filing to which we refer is an SB-2, not a 10-KSB.

Yours truly,
THE CAVALIER GROUP

/s/ “Gerald W. Williams”

Gerald W. Williams
President